June 23, 2015

Via EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glaukos Corporation
Registration Statement on Form S-1
File No. 333-204091

Dear Ms. Ravitz:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Glaukos Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 24, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                                          should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

26051 Merit Circle, Suite 103 • Laguna Hills, CA 92653 USA • tel 949.367.9600 • fax 949.367.9984 • www.glaukos.com

Very truly yours,

Glaukos Corporation

/s/ Richard L. Harrison
Richard L. Harrison
Chief Financial Officer